UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33195

TRINA SOLAR LIMITED

(Exact name of registrant as specified in its charter)

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

Tel: (+86) 519 8158 8726

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value $0.00001 per share

American depositary shares, each representing 50 ordinary shares

Ordinary Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one record holder for ordinary shares, no record holder for American depositary shares and no record holder for ordinary share purchase rights

Pursuant to the requirements of the Securities Exchange Act of 1934, Trina Solar Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRINA SOLAR LIMITED

Date:	March 24, 2017	By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Sole Director and Chief Executive Officer